Exhibit 99.1

news

IMMEDIATE	4 October 2005

Royal & SunAlliance notes the US Court of Appeals’ decision regarding ongoing Student Finance Corporation litigation

Royal & Sun Alliance Insurance Group plc’s US subsidiary Royal Indemnity Company (“RIC”) notes yesterday’s decision of the United States Court of Appeals for the Third Circuit (“The Court”) in relation to the ongoing Student Finance Corporation (“SFC”) litigation.

The Court has upheld the District Court’s ruling that RIC waived its right to rescind its policy obligations based on SFC’s fraud and that the policies remain in force. The Court, however, has concluded that RIC has raised a triable issue as to whether all of the losses claimed by the beneficiaries were covered under these policies. As a result, the Court has overturned the District Court’s previous summary judgement ordering RIC to pay all claims submitted and returned the case to the District Court to determine coverage and whether the policies cover all of the losses claimed.

RIC is reviewing its options to appeal the Court’s ruling that its policies remain in force, but welcomes the Court’s recognition of the need to resolve the underlying coverage issues.

RIC continues to aggressively pursue multiple recovery and collection actions while the litigation is ongoing. Although the final outcome of the case remains uncertain, yesterday’s decision does not change the Group’s view, as set out at in the interim results, that the resolution of these issues will not have a material adverse effect on the Group’s financial position.

--ENDS-

…more

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street, London EC3M 3BD +44 (0)20 7111 7134

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047

Notes to Editors

•	Credit risk insurance policies were issued by R&SA’s US subsidiary Royal Indemnity Company (“RIC”) to the Student Finance Corporation covering loans made to students in various post secondary trade schools, primarily truck driving schools.
•	In 2002, RIC became concerned that there was a pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed a significant default rate of the loans. On the basis of this alleged fraud RIC filed lawsuits seeking rescission of its credit risk policies.
•	RIC’s action was followed by related lawsuits filed in Delaware by MBIA Insurance Corporation (“MBIA”) and various interested banks including Wells Fargo Bank Minnesota (“Wells Fargo”) and Wilmington Trust, seeking to enforce the RIC credit risk insurance policies.
•	MBIA and the banks moved for and were granted summary judgement. Final judgements were subsequently entered as to MBIA and Wells Fargo on 27 October 2003 and Wilmington Trust on 6 August 2004.
•	R&SA appealed to the US Court of Appeals for the Third Circuit on the decisions of the Delaware court and oral arguments took place on 19 January 2005.
•	In April 2005 PNC Bank agreed to discontinue its part of the legal action following an agreed settlement.
•	Calculated through 30 June 2005, the total amount awarded by the foregoing summary judgements was approximately $396m consisting of $381m to MBIA and Wells Fargo and $15m to Wilmington Trust. This summary judgement has now been set aside by the Court pending resolution of coverage and whether the policies cover all of the losses claimed.

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street, London EC3M 3BD +44 (0)20 7111 7134